UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

__________________________

Cryoport, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

__________________________

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

229050307

(CUSIP Number of Common Stock Underlying Warrants)

Robert Stefanovich

Chief Financial Officer

17305 Daimler Street

Irvine, CA 92614

(949) 470-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

__________________________

Copy to:

Anthony Ippolito, Esq.

Snell & Wilmer L.L.P.

600 Anton Boulevard, Suite 1400

Costa Mesa, California 92626

(714) 427-7000

__________________________

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(2)
$4,235,040	$426.47

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend existing warrants with respect to up to 2,448,000 shares of the issuer’s common stock issuable upon exercise of such warrants, and the exercise of such amended warrants. The transaction value is calculated pursuant to Rule 0-11 using $1.73 per share of common stock, which represents the average of the high and low sales price of the issuer’s common stock on February 25, 2016, as reported by The NASDAQ Capital Market.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction value multiplied by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $426.47	Filing Party: Cryoport, Inc.
Form or Registration Number: 005-85385	Date Filed: March 3, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Cryoport, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 3, 2016 (the “Original Schedule TO”), as previously amended by Amendment No. 1 to Schedule TO filed with the SEC on March 31, 2016 (together with the Original Schedule TO, the “Schedule TO”), relating to the Company’s offer (the “Offer”) to amend existing warrants with respect to up to 2,448,000 shares of common stock of the Company issuable upon exercise of such warrants, and the exercise of such amended warrants.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related exhibits included therein.

This Amendment No. 2 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13(e)-4(c)(4) under the Exchange Act.

Item 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 9:00 p.m., Pacific Time on April 7, 2016. Pursuant to the Offer, Original Warrants to purchase 2,020,597 shares of the Company’s common stock were tendered by holders of Original Warrants and were amended and exercised in connection therewith for gross proceeds to the Company of $2,525,746.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOPORT, INC.

By:	/s/ Robert Stefanovich
	Name:	Robert Stefanovich
	Title:	Chief Financial Officer

Date: April 13, 2016

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